                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No.   )*

                            UNION PACIFIC CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.50 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    907818108
                                -----------------
                                 (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Anaconda Tower                             The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000
- --------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1996
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- -----------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number  907818108
             -----------

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Anschutz Corporation
                 84-0511138

     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /X/

                                                             (b) / /
     ---------------------------------------------------------------------------
     3    SEC USE ONLY
     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                 N/A*
     --------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             / /
     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Kansas
     ---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
     SHARES                                                           0
     BENEFICIALLY             --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
     EACH REPORT-                                            12,879,274
     ING PERSON               --------------------------------------------------
     WITH                9    SOLE DISPOSITIVE POWER
                                                                      0
                              --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                                             12,879,274
                              --------------------------------------------------

     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,879,274
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                            / /
     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

            CO
     ---------------------------------------------------------------------------

_________________
  *  Shares acquired pursuant to merger.


                               Page 2 of 39 Pages

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Anschutz Company
                 84-1179412

     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /X/

                                                             (b) / /
     ---------------------------------------------------------------------------
     3    SEC USE ONLY
     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                 N/A*
     --------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             / /
     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
     ---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
     SHARES                                                           0
     BENEFICIALLY             --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
     EACH REPORT-                                            12,879,274
     ING PERSON               --------------------------------------------------
     WITH                9    SOLE DISPOSITIVE POWER
                                                                      0
                              --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                                             12,879,274
                              --------------------------------------------------

     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,879,274
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                            / /
     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

            CO
     ---------------------------------------------------------------------------

_________________
  *  Shares acquired pursuant to merger.


                               Page 3 of 39 Pages

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Anschutz Foundation
                 74-2316617

     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /X/

                                                             (b) / /
     ---------------------------------------------------------------------------
     3    SEC USE ONLY
     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                 N/A*
     --------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             / /
     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Colorado
     ---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
     SHARES                                                           0
     BENEFICIALLY             --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
     EACH REPORT-                                               317,154
     ING PERSON               --------------------------------------------------
     WITH                9    SOLE DISPOSITIVE POWER
                                                                      0
                              --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                                                317,154
                              --------------------------------------------------

     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             317,154
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                            / /
     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

            CO
     ---------------------------------------------------------------------------

_________________
  *  Shares acquired pursuant to merger.


                               Page 4 of 39 Pages

     ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Philip F. Anschutz
                 ###-##-####

     ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /X/

                                                             (b) / /
     ---------------------------------------------------------------------------
     3    SEC USE ONLY
     ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS

                 N/A*
     --------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             / /
     ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
     ---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
     SHARES                                                           0
     BENEFICIALLY             --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
     EACH REPORT-                                            13,196,428
     ING PERSON               --------------------------------------------------
     WITH                9    SOLE DISPOSITIVE POWER
                                                                      0
                              --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                                             13,196,428
                              --------------------------------------------------

     ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             13,196,428
     ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                            / /
     ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.4%
     ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

            IN
     ---------------------------------------------------------------------------

_________________
  *  Shares acquired pursuant to merger.


                               Page 5 of 39 Pages

ITEM 1.   SECURITY AND THE ISSUER

          The title of the class of equity securities to which this statement relates is:

          Common Stock, par value $2.50 per share ("COMMON STOCK"), of Union Pacific Corporation, a Utah corporation (the "COMPANY")

          The name of the issuer and address of its principal executive offices are:

          Union Pacific Corporation
          Martin Tower
          Eighth & Eaton Avenues
          Bethlehem, Pennsylvania  18018
          (610) 861-3200


ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of The Anschutz Corporation, a Kansas corporation ("TAC"), Anschutz Company, a Delaware corporation ("AC"), Anschutz Foundation, a Colorado not-for-profit corporation (the "FOUNDATION"), and Philip F. Anschutz ("ANSCHUTZ"). Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of TAC. Anschutz is the sole director of the Foundation. Anschutz may be deemed to control TAC, AC and the Foundation.

          The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of TAC, AC, the Foundation, Anschutz and each executive officer and director of TAC, AC, or the Foundation as the case may be are set forth below. Unless otherwise noted, each individual listed below is a citizen of the United States of America.


                    Present Principal Occupation
                    or Employment, Principal              Business or
Filing Person       Business and Address               Residence Address
- -------------       ----------------------------       -----------------
TAC                                                    2400 Anaconda Tower
                                                       555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000

AC                                                     2400 Anaconda Tower
                                                       555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000


                               Page 6 of 39 Pages

                    Present Principal Occupation
                    or Employment, Principal              Business or
Filing Person       Business and Address               Residence Address
- -------------       ----------------------------       -----------------

Foundation                                             2400 Anaconda Tower
                                                       555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000

Anschutz            President and Director             2400 Anaconda Tower
                    of TAC; President and              555 Seventeenth Street
                                                       Director of AC; DirectorDenver, CO  80202
                                                       of Foundation (303) 298-1000

M.A. Williams       Director and Executive Vice        2400 Anaconda Tower
                                                       President of TAC; Director555 Seventeenth Street
                                                       and Vice President of ACDenver, CO  80202
                                                       (303) 298-1000

D.L. Polson         Director, Vice President and       2400 Anaconda Tower
                    Assistant Secretary of TAC;        555 Seventeenth Street
                    Director, Vice President and       Denver, CO  80202
                    Assistant Secretary of AC          (303) 298-1000

R.M. Jones          Vice President, General Counsel    2400 Anaconda Tower
                    and Assistant Secretary of         555 Seventeenth Street
                    TAC; Vice President, General       Denver, CO  80202
                    Counsel and Assistant Secretary    (303) 298-1000
                    of AC

W.J. Miller         Vice President of TAC              2400 Anaconda Tower
                                                       555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000

T.G. Kundert        Treasurer and Assistant            2400 Anaconda Tower
                    Secretary of TAC; Treasurer        555 Seventeenth Street
                    and Assistant Secretary of AC      Denver, CO  80202
                                                       (303) 298-1000

C.D. Slater         Vice President and Secretary       2400 Anaconda Tower
                    of TAC; Vice President and         555 Seventeenth Street
                    Secretary of AC                    Denver, CO  80202
                                                       (303) 298-1000

S.A. Rodgers        President of the Foundation        2400 Anaconda Tower
                                                       555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000


                               Page 7 of 39 Pages

N.P. Anschutz       Vice President of                  2400 Anaconda Tower
                    the Foundation                     555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000

H.C. Braly          Secretary and Treasurer            2400 Anaconda Tower
                    of the Foundation                  555 Seventeenth Street
                                                       Denver, CO  80202
                                                       (303) 298-1000



               During the past five years, none of TAC, AC, the Foundation, Anschutz and the executive officers and directors of TAC, AC or the Foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               TAC, AC and their affiliated companies are principally engaged in exploration and development of natural resources, real estate development, telecommunications and professional sports. The Foundation is a not-for-profit corporation organized for the purpose of distributing money to charitable, scientific and educational organizations.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On September 11, 1996, TAC and the Foundation acquired 12,879,274 shares and 317,154 shares, respectively, of Common Stock pursuant to the Amended and Restated Agreement and Plan of Merger dated as of July 12, 1996 (the "MERGER AGREEMENT") by and among the Company, Union Pacific Railroad Company ("UPRR"), Southern Pacific Rail Corporation ("SPRC"), UP Holding Company, Inc. ("HOLDING") and Union Pacific Merger Co. upon the conversion of 39,418,287 shares and 970,684 shares, respectively, of common stock, par value $.001 per share ("SPRC COMMON STOCK"), of SPRC pursuant to the merger of SPRC with and into Holding.

               On September 10, 1996, the closing prices of SPRC Common Stock and the Common Stock, in each case as reported on the New York Stock Exchange Composite Tape, were $25.00 per share and $71.375 per share, respectively.

               Certain of the shares of Common Stock beneficially owned by TAC may, from time to time, be pledged to secure the payment of loans to TAC made by financial institutions.


                               Page 8 of 39 Pages

     ITEM 4.   PURPOSE OF TRANSACTION

               On September 11, 1996, TAC and the Foundation acquired 12,879,274 shares and 317,154 shares, respectively, of Common Stock pursuant to the Merger.

               In connection with the Merger, in each case as of July 12, 1996,
     (1) the Company, UPRR, TAC, the Foundation and Anschutz entered into an Amended and Restated Shareholders Agreement (the "ANSCHUTZ/UPC SHAREHOLDERS AGREEMENT"), (2) the Company, TAC and Foundation entered into an Amended and Restated Registration Rights Agreement (the "ANSCHUTZ/UPC REGISTRATION RIGHTS AGREEMENT"), (3) Union Pacific Resources Group Inc., a subsidiary of the Company ("RESOURCES"), TAC, the Foundation and Anschutz entered into an Amended and Restated Shareholders Agreement (the "ANSCHUTZ/RESOURCES SHAREHOLDERS AGREEMENT") and (4) Resources, TAC and Foundation entered into an Amended and Restated Registration Rights Agreement (the "ANSCHUTZ/RESOURCES REGISTRATION RIGHTS AGREEMENT").

                            A. SUMMARY OF AGREEMENTS.

               The following summaries of the Anschutz/UPC Shareholders Agreement, the Anschutz/UPC Registration Rights Agreement, the Anschutz/Resources Shareholders Agreement and the Anschutz/Resources Registration Rights Agreement do not purport to be complete summaries thereof and are subject to and qualified in their entirety by reference thereto, which agreements are incorporated herein by reference as Exhibits 1, 2, 3 and 4, respectively. Capitalized terms not otherwise defined in the following summaries have the meanings set forth in the applicable agreement. Section references refer to sections of the applicable agreement unless the context requires otherwise.

          1.   ANSCHUTZ/UPC SHAREHOLDERS AGREEMENT.

          STANDSTILL AND RELATED PROVISIONS. Section 5 includes the following provisions:

          SECTION 5(a) provides that TAC, the Foundation and Anschutz (collectively, the "SHAREHOLDERS") agree that for a period commencing on August 3, 1995 and terminating on September 11, 2003 or, if earlier, the termination of the Anschutz/UPC Shareholders Agreement in accordance with the terms of Section 13 (the "STANDSTILL PERIOD"), without the prior written consent of the Board of Directors of the Company (the "BOARD") specifically expressed in a resolution adopted by a majority of the directors of the Company, Shareholders will not, and Shareholders will cause each of their respective Affiliates not to, directly or indirectly, alone or in concert with others:


                               Page 9 of 39 Pages

          (i) acquire, offer or propose to acquire, or agree to acquire (except, in any case, by way of (A) stock dividends or other distributions or rights offerings made available to holders of any shares of Common Stock generally, share-splits, reclassifications, recapitalizations, reorganizations and any other similar action taken by the Company and (B) the conversion, exercise or exchange of Company Voting Securities in accordance with the terms thereof, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (other than groups consisting solely of Shareholders and their Affiliates, all of which are or, prior to the formation of such group, become, parties to the Anschutz/UPC Shareholders Agreement) or otherwise, any Company Voting Securities; PROVIDED, HOWEVER, that if the Company shall issue additional Company Voting Securities, Shareholders and their Affiliates may purchase or acquire additional Company Voting Securities to bring their Beneficial Ownership up to the greater of 5.5% and the percentage of outstanding Company Voting Securities Beneficially Owned by the Shareholders immediately prior to such issuance by the Company; PROVIDED, FURTHER, without limiting the immediately preceding proviso, if as a result of Transfers of the Company Voting Securities, Shareholders Beneficially Own less than 5.5% of the then outstanding shares of Company Voting Securities, Shareholders may purchase or acquire additional Company Voting Securities to bring their Beneficial Ownership up to, but not in excess of, 5.5% of the then outstanding shares of Company Voting Securities. In addition, in the event that a Shareholder or an Affiliate thereof inadvertently and without knowledge (an "INADVERTENT ACQUISITION") indirectly acquires Beneficial Ownership of not more than one-quarter of one percent of the Company Voting Securities in excess of the amount permitted to be owned by the Shareholders pursuant to Section 5(a) pursuant to a transaction by which a Person (that was not then an Affiliate of a Shareholder before the consummation of such transaction) owning Company Voting Securities becomes an Affiliate of such Shareholder, then all Company Voting Securities so acquired shall thereupon become subject to the Anschutz/UPC Shareholders Agreement and such Shareholder shall be deemed not to have breached the Anschutz/UPC Shareholders Agreement provided that such Shareholder, within 120 days thereafter, causes a number of such Company Voting Securities in excess of the amount permitted to be so owned (or, at the election of such Shareholder, an equal number of the other Company


                               Page 10 of 39 Pages

     Voting Securities that are Beneficially Owned by a Shareholder) to be Transferred, in a transaction subject to Section 6, to a transferee that is not a Shareholder, an Affiliate thereof or a member of a "group" in which a Shareholder or an Affiliate is included (or, if the Company or its assignee shall exercise any purchase rights under Section 6(b), to the Company or its assignee);

          (ii) make, or in any way participate, directly or indirectly, in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date of the Anschutz/UPC Shareholders Agreement) of proxies or consents (whether or not relating to the election or removal of directors), seek to advise, encourage or influence any Person with respect to the voting of any Company Voting Securities, initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date of the Anschutz/UPC Shareholders Agreement) shareholders of the Company for the approval of shareholder proposals, whether made pursuant to Rule 14a-8 of the Exchange Act or otherwise, or induce or attempt to induce any other Person to initiate any such shareholder proposal or otherwise communicate with the Company's shareholders or others pursuant to Rule 14a-1(2)(iv) under the Exchange Act or otherwise;

          (iii) seek, propose, or make any statement with respect to, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, reorganization, restructuring, recapitalization, change in capitalization, change in corporate structure or business or similar transaction involving the Company or its subsidiaries (including Spinco) (any of the foregoing being referred to herein as a "SPECIFIED TRANSACTION"); PROVIDED that the foregoing shall not prevent (A) voting in accordance with Section 5(c) (but shall prevent any public comment, statement or communication, and any action that would otherwise require any public disclosure by Shareholders, the Company or any other Person, concerning such voting) or (B) the Anschutz Shareholder Designee (as defined in Section 7) from exercising his fiduciary duties in his capacity as a director by participating in any Board deliberations or vote of the Board of Directors of the Company with respect to a Specified Transaction;

          (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Company Voting


                               Page 11 of 39 Pages

     Securities, other than groups consisting solely of Shareholders and their Affiliates;

          (v) deposit any Company Voting Securities in any voting trust or subject any Company Voting Securities to any arrangement or agreement with respect to the voting of any Company Voting Securities except as set forth in the Anschutz/UPC Shareholders Agreement;

          (vi) call or seek to have called any meeting of the stockholders of the Company or execute any written consent with respect to the Company or Company Voting Securities; PROVIDED that the foregoing shall not prevent the Anschutz Shareholder Designee from exercising his fiduciary duties in his capacity as a director by participating in any Board deliberations or vote of the Board of Directors of the Company with respect to the calling of any annual meeting of shareholders of the Company;

          (vii) otherwise act, alone or in concert with others, to control or seek to control or influence or seek to influence the management, Board of Directors or policies of the Company (except to the extent the actions by a Anschutz Shareholder Designee relating to the Company's Board of Directors in the exercise of his fiduciary duties in his capacity as a director may be viewed as influencing or seeking to influence the management, Board of Directors or policies of the Company);

          (viii) seek, alone or in concert with others, representation on the Board of Directors of the Company (except as provided in Section 7), or seek the removal of any member of such Board or a change in the composition or size of such Board;

          (ix) make any publicly disclosed proposal, comment, statement or communication (including, without limitation, any request to amend, waive or terminate any provision of the Anschutz/UPC Shareholders Agreement other than Section 5(a)), or make any proposal, comment, statement or communication (including, without limitation, any request to amend, waive or terminate any provision of the Anschutz/UPC Shareholders Agreement other than Section 5(a)) in a manner that would require any public disclosure by Shareholders, the Company or any other Person, or enter into any discussion with any Person (other than directors and officers of the Company), regarding any of the foregoing;

          (x) make or disclose any request to amend, waive or terminate any provision of Section 5(a); or


                               Page 12 of 39 Pages

          (xi) have any discussions or communications, or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other Person in connection with any of the foregoing, or take any action inconsistent with the foregoing, or make any investment in or enter into any arrangement with, any other Person that engages, or offers or proposes to engage, in any of the foregoing.

     The restrictions set forth in Section 5(a) shall not prevent Shareholders from (A) performing their obligations and exercising their rights under the Anschutz/UPC Shareholders Agreement, including, without limitation, (w) Transferring any Company Voting Securities or Company Voting Securities in accordance with Section 6, (x) selecting the Anschutz Shareholder Designee, (y) serving in the positions described in or resigning from such positions as described in Section 7(a), and (z) voting in accordance with Section 5(c) of the Anschutz/UPC Shareholders Agreement; (B) communicating in a non-public manner with any other Shareholder or their Affiliates; and (C) complying with the requirements of Sections 13(d) and 16(a) of the Exchange Act and the rules and regulations thereunder, in each case, as from time to time in effect, or any successor provisions or rules with respect thereto, or any other applicable law, rule, regulation, judgment, decree, ruling, order, award, injunction, or other official action of any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government (whether federal, state, county or local, domestic or foreign).

     SECTION 5(c) provides that, subject to the receipt of proper notice and the absence of a preliminary or permanent injunction or other final order by any United States federal court or state court barring such action, Shareholders agree that during the Standstill Period Shareholders will, and will cause their Affiliates to, (i) be present, in person or represented by proxy, at all annual and special meetings of shareholders of the Company so that all Common Stock Beneficially Owned by Shareholders and their Affiliates and then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings, and (ii) vote in accordance with the recommendation of the Board of Directors of the Company in the election of directors and as directed by the Persons acting as Proxies in respect of proxies solicited by the Board of Directors of the Company with respect to the election of directors (including the manner in which such Common Stock shall be cumulated). On all other matters presented for a vote of shareholders of the Company, Shareholders may vote in their discretion.


                               Page 13 of 39 Pages

     LIMITATIONS ON DISPOSITION.  Section 6 includes the following provisions:


     SECTION 6(a) provides that Shareholders agree that during the Standstill Period they will not, and will cause their Affiliates not to, directly or indirectly, without the prior written consent of the Board of Directors of the Company specifically expressed in a resolution adopted by a majority of the directors of the Company, Transfer to any Person any Company Voting Securities (including but not limited to the Transfer of any securities of an Affiliate which is the record holder or Beneficial Owner of Company Voting Securities, if (as the result of such Transfer, such Person would cease to be an Affiliate of a Shareholder), if, to the knowledge of the Shareholders or any of their Affiliates, after due inquiry which is reasonable in the circumstances (and which shall include, with respect to the Transfer of 1% or more of the Company Voting Securities then outstanding in one transaction, or a series of related transactions, specific inquiry with respect to the identity of the acquiror of such Company Voting Securities and the number of Company Voting Securities that, immediately following such transaction or transactions, would be Beneficially Owned by such acquiror, together with its Affiliates and any members of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of which such acquiror is a member), immediately following such transaction the acquiror of such Company Voting Securities, together with its Affiliates and any members of such a group, would Beneficially Own in the aggregate 4% or more of the Company Voting Securities then outstanding; PROVIDED that, without the prior written consent of the Board of Directors of the Company, (i) Shareholders and their Affiliates may Transfer any number of Company Voting Securities to any other Shareholder, any Affiliate of a Shareholder or to any heirs, distributees, guardians, administrators, executors, legal representatives or similar successors in interest of any Shareholder, PROVIDED that (A) such transferee, if not then a Shareholder, shall become a party to the Anschutz/UPC Shareholders Agreement and agree in writing to perform and comply with all of the obligations of such transferor Shareholder under the Anschutz/UPC Shareholders Agreement, and thereupon such transferee shall be deemed to be a Shareholder party hereto for all purposes of the Anschutz/UPC Shareholders Agreement, and (B) if the transferee is not prior thereto a Shareholder, the transferor shall remain liable for such transferee's performance of and compliance with the obligations of the transferor under the Anschutz/UPC Shareholders Agreement, (ii) Shareholders and their Affiliates may Transfer Company Voting Securities in a tender offer, merger, or other similar business combination transaction approved by the Board of Directors of the Company, and (iii) Shareholders may effect one or more


                               Page 14 of 39 Pages
pledges of Company Voting Securities or grants of security interests therein, to one or more financial institutions that are not Affiliates of any Shareholder (collectively, "FINANCIAL INSTITUTIONS") as security for the payment of bona fide indebtedness owed by one or more of the Shareholders or their Affiliates to such Financial Institutions, and no such Financial Institution which becomes a pledgee of Company Voting Securities shall incur any obligations under the Anschutz/UPC Shareholders Agreement with respect to such Company Voting Securities, as the case may be, or shall be restricted from exercising any right of enforcement or foreclosure with respect to any related security interest or lien, and each such Financial Institution may Transfer such Company Voting Securities in connection with the enforcement or foreclosure of any related security interest or lien following a default.

     SECTION 6(b) provides that, during the Standstill Period, if to the knowledge of the Shareholders after making due inquiry which is reasonable under the circumstances, immediately following the Transfer of any Company Voting Securities the acquiror thereof, together with its Affiliates and any members of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), would Beneficially Own in the aggregate 2% or more of the outstanding Company Voting Securities (a "2% SALE"), Shareholders shall, prior to effecting any such Transfer, offer the Company a right of first refusal to purchase the shares proposed to be Transferred on the following terms. Shareholders shall provide the Company with written notice (the "2% SALE NOTICE") of any proposed 2% Sale, which 2% Sale Notice shall contain the identity of the purchaser, the number of shares of Company Voting Securities proposed to be Transferred to such purchaser, the purchase price for such shares and the form of consideration payable for such shares. The 2% Sale Notice shall also contain an irrevocable offer to sell the shares subject to such 2% Sale Notice to the Company for cash at a price equal to the price contained in such 2% Sale Notice. The Company shall have the right and option, by written notice delivered to such Shareholder (the "PURCHASE NOTICE") within 15 days of receipt of the 2% Sale Notice, to accept such offer as to all, but not less than all, of the Company Voting Securities subject to such 2% Sale Notice. The Company shall have the right to assign to any Person such right to purchase the shares subject to the 2% Sale Notice. In the event the Company (or its assignee) elects to purchase the shares subject to the 2% Sale Notice, the closing of the purchase of the Company Voting Securities shall occur at the principal office of the Company (or its assignee) on or before the 30th day following such Shareholder's receipt of the Purchase Notice. In the event the Company does not elect to purchase the shares subject to the 2% Sale Notice, such Shareholder shall be free, for a period of 30 days following


                               Page 15 of 39 Pages
the receipt of notice from the Company of its election not to purchase such shares or, in the absence of any such notice, for a period of 30 days following the 15th day after receipt by the Company of the 2% Sale Notice, to sell the shares subject to the 2% Sale Notice in accordance with the terms of, and to the person identified in, the 2% Sale Notice. If such sale is not effected within such 30 day period such shares shall remain subject to the provisions of the Anschutz/UPC Shareholders Agreement. Notwithstanding the foregoing, the right of first refusal set forth in Section 6(b) shall not apply to the sale by Shareholders of Company Voting Securities (i) made in an underwritten public offering pursuant to an effective registration statement under the Securities Act, or (ii) made in a transaction permitted pursuant to, and made in compliance with, clauses (i) or (iii) of the proviso to Section 6(a), or (iii) made in a tender offer, merger or other similar business combination transaction approved by the Board of Directors of the Company. Any proposed sale by Shareholders of Company Voting Securities shall be subject to the restrictions on sales to an acquiror which would Beneficially Own 4% or more of the outstanding Company Voting Securities, as set forth in Section 6(a), whether or not the Company exercises its right of first refusal and consummates the purchase of Company Voting Securities. If the Company (or its assignee) exercises its right to purchase any Company Voting Securities but fails to complete the purchase thereof for any reason other than the failure of such Shareholder to perform its obligations hereunder with respect to such purchase, then, on the 30th day following such Shareholder's receipt of the Purchase Notice, such Company Voting Securities shall cease to be subject to Sections 5(c) and 6 for any purpose whatsoever. If the purchase price described in any 2% Sale Notice is not solely made up of cash or marketable securities, the 2% Sale Notice shall include a good faith estimate of the cash equivalent of such other consideration, and the consideration payable by the Company or its assignee (if the Company elects to purchase (or to have assignee purchase) the Company Voting Securities described in the 2% Sale Notice) in place of such other consideration shall be cash equal to the amount of such estimate; PROVIDED, however, that if the Company in good faith disagrees with such estimate and states a different good faith estimate in the Purchase Notice, and if the Company and such Shareholder cannot agree on the cash equivalent of such other (i.e., other than cash or marketable securities) consideration, such cash equivalent shall be determined by a reputable investment banking firm without material connections with either party. Such investment banking firm shall be selected by both parties or, if they shall be unable to agree, by an arbitrator appointed by the American Arbitration Association. The fees and expenses of any such investment banking firm and/or arbitrator shall be shared equally by the Company and



                               Page 16 of 39 Pages
such Shareholder, unless otherwise determined by such firm or arbitrator. In the event of such differing estimates by the Company and such Shareholder, periods of time which would otherwise run under Section 6(b) from the date of such Shareholder's receipt of the Purchase Notice shall run instead from the date on which the parties agree on such cash equivalent or, in the absence of such agreement, the date on which such cash equivalent is determined by such investment banking firm. If the purchase price described in any 2% Sale Notice shall include marketable securities, the purchase price payable by the Company (or its designee) shall include, to the extent marketable securities were included as a portion of the consideration provided for in the 2% Sale Notice, an amount in cash determined by reference to the Current Market Price of such securities on the day the Purchase Notice is received by such Shareholder.

     SECTION 6(c) provides that, not later than the tenth day following the end of any calendar month during the Standstill Period in which one or more dispositions of Company Voting Securities by Shareholders or any of their Affiliates shall have occurred, the relevant Shareholder shall give written notice to the Company of all such dispositions. Such notice shall state the date upon which each such disposition was effected, the price and other terms of each such disposition, the number and type of Company Voting Securities involved in each such disposition, the means by which each such disposition was effected and, to the extent known, the identity of the Persons acquiring such Company Voting Securities.

     SECTION 6(d) provides that, in connection with any proposed privately negotiated sale by any Shareholders of Company Voting Securities representing in excess of 3.9% of the then outstanding shares of Company Voting Securities, the Company will cooperate with and permit the proposed purchaser to conduct a due diligence review reasonable under the circumstances of the Company and its Subsidiaries and their respective business and operations, including, without limitation, reasonable access during normal business hours to their executive officers, and, if reasonable under the circumstances, their properties subject to execution by such purchaser of a customary confidentiality agreement; PROVIDED that the Company shall not be required to permit more than two such due diligence reviews in any twelve-month period.

     COMPANY COVENANTS.  Section 7 includes the following provisions:

     SECTION 7(a) provides that on or prior to the Effective Time or the Alternative Effective Time, as the case may be, the Board of Directors of the Company will take all action necessary to elect Anschutz, or another individual selected


                               Page 17 of 39 Pages
by TAC and reasonably acceptable to the Board of Directors of the Company (such director being referred to as the "ANSCHUTZ SHAREHOLDER DESIGNEE") as a director of the Company's Board of Directors and to appoint Anschutz, but not any other Anschutz Shareholder Designee, as Vice Chairman of the Board of Directors as of the Effective Time or the Alternative Effective Time, as the case may be. Subject to the following sentence, during the Standstill Period, the Company shall include the Anschutz Shareholder Designee in the Board of Directors' slate of nominees for election as directors at the Company's annual meeting of shareholders and shall recommend that the Anschutz Shareholder Designee be elected as a director of the Company. The Anschutz Shareholder Designee, if requested by the Company, shall resign from the Company's Board of Directors (a) effective not later than the next annual meeting of shareholders of the Company, if Shareholders and their Affiliates Beneficially Own less than 4% of the Company Voting Securities then outstanding, provided, however that the Anschutz/UPC Shareholders Agreement shall continue in full force and effect until the date of such resignation, or (b) immediately if the Shareholders violate or breach any of the material terms or provisions of the Anschutz/UPC Shareholders Agreement. Notwithstanding any resignation pursuant to clause (b) of the preceding sentence, all of the provisions of the Anschutz/UPC Shareholders Agreement other than Section 7 shall continue in full force and effect. The duties and responsibilities of the Vice Chairman shall be as assigned by the Board of Directors of the Company or by the Chairman of the Board, and the Vice Chairman shall receive no additional compensation for serving in such position. So long as a Anschutz Shareholder Designee serves as a member of the Board of Directors of the Company, the Company agrees that the Anschutz Shareholder Designee shall serve (subject to the applicable requirements of the New York Stock Exchange or any other security exchange on which the Common Stock is listed, or if not so listed, under the rules or regulations of the National Association of Securities Dealers) as a member of the Executive, Finance and Corporate Development, and Compensation, Benefits and Nominating Committees of the Board; PROVIDED, however that the Company shall not be obligated to cause the Anschutz Shareholder Designee to become a member of the Compensation, Benefits and Nominating Committee of the Board if, and only for so long as, in the opinion of tax counsel for the Company (which may be internal or outside counsel), the membership of the Anschutz Shareholder Designee on such Committee would be likely to cause the disallowance of any deduction by the Company for federal income tax purposes under Section 162(m) of the Code or any other provision of, or regulation under, the Internal Revenue Code of 1986, as amended (the "CODE"), in effect on the date of the Anschutz/UPC Shareholders Agreement or thereafter. The Company acknowledges that the Anschutz


                               Page 18 of 39 Pages

Shareholder Designee, consistent with his rights and duties as a director, shall have access to all information that he may request concerning actions taken by the Compensation, Benefits and Nominating Committee. Except as otherwise provided in Section 7, upon the termination of the Anschutz/UPC Shareholders Agreement, if so requested by the Company, the Anschutz Shareholder Designee shall resign as a director of the Company's Board of Directors.

     SECTION 7(b) provides that, in the event that any Anschutz Shareholder Designee shall cease to be a member of the Board of Directors by reason of death, disability or resignation (other than resignations required pursuant to the provisions of Section 7), the Company shall replace such Anschutz Shareholder Designee with another Anschutz Shareholder Designee at the next meeting of the Board of Directors.

     SECTION 7(d) provides that, without the prior written consent of Shareholders, the Company shall not take or recommend to its shareholders any action which would impose limitations, not imposed on other Shareholders of the Company, on the enjoyment by any of Shareholders and their Affiliates of the legal rights generally enjoyed by shareholders of the Company, other than those imposed by the terms of the Anschutz/UPC Shareholders Agreement, the Merger Agreement and certain other specified agreements; PROVIDED, however, that the foregoing shall not prevent the Company from implementing or adopting a Shareholder Rights Plan or issuing a similar security which has a "trigger" threshold of not less than the greater of 10% of the outstanding shares of Common Stock or the amount then Beneficially Owned by Shareholders not in violation of the Anschutz/UPC Shareholders Agreement.

     ADDITIONAL LIMITATION ON DISPOSITIONS. Section 8 includes the following provisions:

     SECTION 8(a) provides that, notwithstanding any other provision of the Anschutz/UPC Shareholders Agreement, TAC agrees that it will not, and will cause its Affiliates not to, until September 11, 1998 (the "REORGANIZATION CONTINUITY PERIOD"), enter into any transaction or arrangement to the extent such transaction or arrangement (combined with any other transactions or arrangements entered into by TAC or its Affiliates) would result in TAC having entered into an Economic Disposition with respect to an amount of Company Voting Securities received by TAC in the Merger that exceeds the Threshold Amount unless the condition described in Section 8(b) is satisfied, regardless of whether such transaction or arrangement would be treated as a sale, exchange or other taxable disposition of such Company Voting Securities for United States federal income tax purposes.


                               Page 19 of 39 Pages

For purposes of Section 8, the "Threshold Amount" equals the number of Company Voting Securities received by TAC in the Merger, multiplied by the following fraction: the numerator is 20 per cent and the denominator is (A) the percentage of outstanding SPRC Common Stock held by TAC as of August 3, 1995 minus (B) the percentage of outstanding SPRC Common Stock that TAC exchanged for cash in the tender offer by UP Acquisition Corporation, then a subsidiary of the Company, that closed on September 7, 1995 or in the Merger. For purposes of
Section 8, an "ECONOMIC DISPOSITION" of shares of Company Voting Securities shall mean (i) any transaction or arrangement (including an outright sale) that would be treated as a sale, exchange or other taxable disposition for United States federal income tax purposes of shares of Company Voting Securities received in the Merger and (ii) any transaction or arrangement (or combination of transactions or arrangements) entered into by or on behalf of TAC or its Affiliates that reduces the economic benefits and burdens to TAC of owning shares of Company Voting Securities (including any swap transaction, notional principal contract or the acquisition or grant of any calls, puts or other options, whether or not cash settlement is permitted or required) to such an extent that such transaction or arrangement causes TAC not to satisfy the "continuity of proprietary interest" requirement under Section 368 of the Code with respect to such shares.

     SECTION 8(b) provides that, during the Reorganization Continuity Period, at least thirty (30) business days prior to entering into any proposed transaction or arrangement (combined with any other transactions or arrangements entered into by TAC) relating to or involving any shares of Company Voting Securities in excess of the Threshold Amount (a "PROPOSED TRANSACTION"), TAC must provide at its expense a written opinion of nationally recognized tax counsel, in form and substance reasonably acceptable to the Company, that the Proposed Transaction will not adversely affect the treatment of the Merger as a reorganization within the meaning of Section 368 of the Code.

     SECTION 8(c) provides that the bona fide pledge of any Company Voting Securities, or the bona fide grant of a security interest therein, to secure the payment of bona fide indebtedness owed by TAC or any of its Affiliates, and the sale, exchange or disposition, or Economic Disposition, at the direction of the pledgee or holder of a security interest, of any of such Company Voting Securities in connection with the exercise of any right of enforcement or foreclosure in respect thereof, shall not be subject to or prevented by Section 8.

     TERMINATION.     Section 13 includes the following provisions.  Except as
otherwise provided in the Anschutz/UPC


                               Page 20 of 39 Pages

Shareholders Agreement, the Anschutz/UPC Shareholders Agreement shall terminate on the earliest to occur of (1) September 11, 2003, (2) at such time that the Shareholders Beneficially Own, and continue to Beneficially Own, in the aggregate, less than 4% of the Company Voting Securities then outstanding, it being understood, however, that if the Shareholders at any time Beneficially Own in the aggregate less than 4% of the Company Voting Securities then outstanding but, prior to September 11, 2003 subsequently acquire Beneficial Ownership of any Company Voting Securities (except pursuant to clauses (A), (B) or (C) of the parenthetical exception to the first sentence in Section 5(a)(i) or in an Inadvertent Acquisition) such that immediately following such acquisition Shareholders become Beneficial Owners in the aggregate of more than 4% of the Company Voting Securities then outstanding, the provisions of Sections 5, 6 and 13 (and certain other specified sections) shall be effective and in full force again as if no such termination had occurred, and (3) if at any time that the Shareholders Beneficially Own in the aggregate more than 4% of the Company Voting Securities then outstanding (i) the Anschutz Shareholder Designee shall not be elected as a director of the Company as provided in the Anschutz/UPC Shareholders Agreement, (ii) if and so long as Anschutz shall be a director of the Company, Anschutz (but not any other Anschutz Shareholder Designee) shall not be appointed Vice Chairman of the Board of Directors, (iii) subject to applicable requirements of the New York Stock Exchange or any other security exchange on which the Common Stock is listed, or if not so listed, under the rules or regulations of the National Association of Securities Dealers, a Anschutz Shareholder Designee who is then a director shall not be appointed as a member of the Executive, Finance and Corporate Development, and Compensation, Benefits and Nominating Committees, respectively, of the Board of Directors of the Company (or committees having similar functions) or (iv) the Company shall have breached its covenant in Section 7(b); PROVIDED that TAC, for itself and on behalf of all other Shareholders, may by written notice to the Company irrevocably elect that, from and after the delivery thereof, the references in Sections 7 and 13 to "4%" be deleted and replaced by references to "3%." Notwithstanding anything to the contrary, any agreements or covenants which by their terms require action or performance following termination of the Anschutz/UPC Shareholders Agreement shall survive such termination.

     CERTAIN DEFINITIONS.   The following terms have the meanings ascribed to
them in the Anschutz/UPC Shareholders Agreement:

     (a) "AFFILIATE" means, with respect to any specified Person, any Person that directly, or indirectly through one


                               Page 21 of 39 Pages
or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of the Anschutz/UPC Shareholders Agreement, with respect to any Shareholder, "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company, as the case may be.

     (b) "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

     (c) "COMPANY VOTING SECURITIES" shall mean any securities of the Company entitled, or which may be entitled, to vote generally in the election of directors and any securities convertible into or exercisable or exchangeable for such securities (whether or not subject to contingencies with respect to any matter or proposal submitted for the vote or consent of shareholders of the Company). For purposes of determining the percentage of Company Voting Securities Beneficially Owned by a Person, securities Beneficially Owned by any such Person that are convertible, exercisable or exchangeable for securities entitled to vote shall be deemed to be converted, exercised or exchanged and shall represent the number of securities of the Company entitled to vote into which such convertible, exercisable or exchangeable securities (disregarding for such purposes any restrictions on conversion, exercise or exchange) are then convertible, exchangeable or exercisable.

     (d) "CURRENT MARKET PRICE" shall mean, as applied to any class of stock on any date, the average of the daily "Closing Prices" (as hereinafter defined) for the 20 consecutive trading days immediately prior to the date in question. The term "CLOSING PRICE" on any day shall mean the last sales price, regular way, per share of such stock on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if shares of such stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities


                               Page 22 of 39 Pages
listed on the principal national securities exchange on which the shares of such stock are listed or admitted to trading, or, if the shares of such stock are not listed or admitted to trading on any national securities exchange on the NASDAQ National Market System or, if the shares of such stock are not quoted on the NASDAQ National Market System, the average of the high bid and low asked prices in the over-the-counter market as reported by the National Association of Securities Dealers Inc.'s Automated Quotation System.

     (e) "PERSON" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

     (f) "TRANSFER" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" has a correlative meaning.


          2.   ANSCHUTZ/UPC REGISTRATION RIGHTS AGREEMENT.

     Pursuant to the Anschutz/UPC Registration Rights Agreement, TAC and the Foundation are granted, subject to the terms and conditions therein specified, three demand and unlimited "piggy-back" registration rights in respect of the shares of Common Stock received by them in the Merger. The exercise of registration rights is subject to the approval of the managing underwriter of the offering being registered by the Company; if the managing underwriter believes that inclusion of the requesting stockholders' shares would have a material adverse effect on the offering, the managing underwriter may reduce the number of shares to be registered in accordance with the priorities set forth in the Anschutz/UPC Registration Rights Agreement. All expenses associated with the registration of shares of Common Stock pursuant to the exercise of demand or piggy-back registration rights will be borne by the Company, with the exception of underwriting discounts and commissions and any expenses of TAC and the Foundation in connection with such registration. The Anschutz/UPC Registration Rights Agreement also provides for, under certain circumstances, indemnification by the Company in favor of TAC and the Foundation and by TAC and the Foundation in favor of the Company with respect to certain information contained in a registration statement pursuant to such registration rights.


                               Page 23 of 39 Pages

          3.   ANSCHUTZ/RESOURCES SHAREHOLDERS AGREEMENT.

     EFFECTIVENESS.      Section 2 provides that the Anschutz/Resources
Shareholders Agreement (other than certain provisions thereof, including, among others, the provisions described under "Public Comments; Fiduciary Duties" and "Standstill and Related Provisions" below) shall become effective only upon consummation of the distribution pro rata to the stockholders of Resources all of the shares of the common stock of Resources ("RESOURCES COMMON STOCK") held by the Company by means of a tax-free distribution (the "SPIN-OFF") that has been proposed by the Company. The Company has advised that the record date of the Spin-Off is scheduled to occur on September 26, 1996. There is no assurance that the Spin-Off will occur.

     PUBLIC COMMENTS; FIDUCIARY DUTIES. Section 4 provides that, during the Standstill Period under the Anschutz/Resources Shareholders Agreement, TAC, the Foundation and Anschutz (collectively, the "ANSCHUTZ SHAREHOLDERS") will not, and will cause their Affiliates not to, directly or indirectly, make any public comment, statement or communication, or take any action that would otherwise require any public disclosure by Anschutz Shareholders, the Company, Resources or any other Person, concerning the Spin-Off and the other transactions contemplated by the Anschutz/Resources Shareholders Agreement and certain specified agreements, except for any disclosure concerning the status of Anschutz Shareholders as parties to such agreements, the terms thereof, and their beneficial ownership of Shares required pursuant to Section 13(d) of the Exchange Act.

     STANDSTILL AND RELATED PROVISIONS.    Section 5 provides for virtually the
same "standstill" restrictions and voting obligations with respect to the Anschutz Shareholders as those contained in the Anschutz Shareholders Agreement except that the restrictions and obligations apply to Resources and the Resources Voting Securities. In addition, in the event that the Company in its sole discretion should determine that the Anschutz Shareholders' voting obligations pursuant to the Anschutz/Resources Shareholders Agreement could adversely affect the tax-free nature of the Spin-Off, such provision shall be deemed to be stricken therefrom.

     LIMITATIONS ON DISPOSITIONS.    Section 6 provides for virtually the same
limitations on dispositions by the Anschutz Shareholders as those contained in the Anschutz Shareholders Agreement except that the restrictions and obligations apply to Resources and the Resources Voting Securities.


                               Page 24 of 39 Pages

     RESOURCES COVENANTS.    Section 7 includes the following provisions:

     SECTION 7(a) provides that, on or prior to the consummation of the Spin-Off, the Board of Directors of Resources will take all action necessary to elect a designee of TAC who is not an Affiliate of, and does not have any business relationship with, any of the Anschutz Shareholders or their Affiliates, and is reasonably acceptable to the Board of Directors of Resources (the "RESOURCES SHAREHOLDER DESIGNEE") as a director of Resources' Board of Directors. In the event that the Resources Shareholder Designee shall resign, become disabled or be removed as a member of Resources, Board of Directors (except in circumstances, other than item (vi) below, in which the Resources Shareholder Designee was required (including if requested by Resources) to resign as a director pursuant to the terms of the Anschutz/Resources Shareholders Agreement), TAC shall have the right to select a new Resources Shareholder Designee. Anschutz Shareholders acknowledge that as a condition precedent to the appointment of the Resources Shareholder Designee to Resources' Board of Directors, the Resources Shareholder Designee shall enter into an agreement, in form and substance satisfactory to Resources and its counsel, to the effect that:

          (i) the Resources Shareholder Designee agrees that the Resources Shareholder Designee will not provide, disclose, or otherwise make available, directly or indirectly, any confidential or non-public information relating to Resources or its subsidiaries, including competitively sensitive information, to the Anschutz Shareholders, or their Affiliates or Representatives (as defined in the Anschutz/Resources Shareholders Agreement);

          (ii) the Resources Shareholder Designee will not voluntarily receive, directly or indirectly, any confidential or non-public information relating to any business, company or entity affiliated with any of the Anschutz Shareholders which competes in any way with, or is a potential competitor of, Resources (a "COMPETING BUSINESS"), and, in the event the Resources Shareholder Designee involuntarily receives, or receives on an unsolicited basis, such confidential or non-public information, the Resources Shareholder Designee agrees to report to Resources the fact that the Resources Shareholder Designee received such information;

          (iii) in connection with actions taken as a director of Resources, the Resources Shareholder Designee will not take into account or consider the impact or effect of such actions on the Anschutz


                               Page 25 of 39 Pages

     Shareholders (other than in their capacity as shareholders of Resources), their Affiliates or on any Competing Business;

          (iv) the Resources Shareholder Designee will not serve an as officer, director or employee of, or become a shareholder, partner or equity investor in, any Competing Business so long as such Resources Shareholder Designee serves as a director of Resources;

          (v) none of the Resources Shareholder Designee, any family member of the Resources Shareholder Designee or any person controlled by the Resources Shareholder Designee will have any business relationship with, enter into any arrangements or understandings relating to such business relationship with, or receive any compensation, gifts or other forms of consideration from, the Anschutz Shareholders or their Affiliates so long as the Resources Shareholder Designee is a director of Resources; and

          (vi) the Resources Shareholder Designee, if requested by Resources (A) will immediately resign as a director of Resources in the event that the FTC shall institute, commence, or threaten any action, proceeding or inquiry relating to the Resources Shareholder Designee's position as a director of Resources, provided, that in the event of one or more resignations pursuant to this clause (A), the Anschutz Shareholders shall have the right in each such event to designate a new Resources Shareholder Designee in accordance with the terms of the Anschutz/Resources Shareholders Agreement; (B) will resign as a director of Resources not later than the next annual meeting of shareholders of Resources in the event that the Anschutz Shareholders and their Affiliates Beneficially Own less than 4% of Resources' Voting Securities then outstanding, PROVIDED, however, that the Anschutz/Resources Shareholders Agreement shall continue in full force and effect until the date of such resignation and (C) will immediately resign if the Anschutz Shareholders violate or breach any of the material terms or provisions of the Anschutz/Resources Shareholders Agreement. Notwithstanding any resignation pursuant to clause (C) of the preceding sentence, all of the provisions of the Anschutz/Resources Shareholders Agreement other than those described in this subsection shall continue in full force and effect.

     So long as Anschutz Shareholders and their Affiliates continue to Beneficially Own in excess of 4% of the Resources Voting Securities then outstanding and so long as the Anschutz/Resources Shareholders Agreement shall not have been


                               Page 26 of 39 Pages
terminated, Resources shall include the Resources Shareholder Designee in the Board of Directors' slate of nominees for election as directors at Resources' annual meeting of shareholders and shall recommend that the Resources Shareholder Designee be elected as a director of Resources.

     So long as a Resources Shareholder Designee serves as a member of the Board of Directors of Resources, Resources agrees that the Resources Shareholder Designee shall serve (subject to the applicable requirements of the FTC, the NYSE or any other security exchange on which the Resources Common Stock is listed, or if not so listed, under the rules or regulations of the NASD) as a member of the Executive, Finance and Corporation Development, and Compensation, Benefits and Nominating Committees of the Board (or the three committees having similar functions). Except as otherwise provided in the Anschutz/Resources Shareholders Agreement, upon the termination of the Anschutz/Resources Shareholders Agreement, if requested by Resources, the Resources Shareholder Designee shall resign as a director of Resources' Board of Directors.

     SECTION 7(b) provides that, in the event that the Resources Shareholder Designee shall cease to be a member of the Board of Directors by reason of death, disability or resignation (except in circumstances in which TAC shall not have the right to select a new Shareholder Designee as described in the first paragraph under "Resources Covenants" above), Resources shall replace such Resources Shareholder Designee with another Resources Shareholder Designee at the next meeting of the Board of Directors.

     SECTION 7(d) provides that, without the prior written consent of Anschutz Shareholders, Resources shall not take or recommend to its shareholders any action which would impose limitation, not imposed on other shareholders of Resources, on the enjoyment by any of Anschutz Shareholders and their Affiliates of the legal rights generally enjoyed by shareholders of Resources, other than those imposed by the terms of the Anschutz/Resources Shareholders Agreement, the Merger Agreement and the Ancillary Agreements; provided, however, that the foregoing shall not prevent Resources from implementing or adopting a Shareholder Rights Plan or issuing a similar security which has a "trigger" threshold of not less than the greater of 10% of the outstanding shares of Resources Common Stock or the amount then Beneficially Owned by Anschutz Shareholders not in violation of the Anschutz/Resources Shareholders Agreement.

     TERMINATION.    SECTION 13 provides that except as otherwise provided
therein, the Anschutz/Resources Shareholders Agreement shall terminate on the earliest to occur of (1) September 11, 2003, (2) following consummation


                               Page 27 of 39 Pages
of the Spin-Off, at such time that the Anschutz Shareholders Beneficially Own, and continue to Beneficially Own, in the aggregate, less than 4% of the Resources Voting Securities then outstanding, it being understood, however, that if the Anschutz Shareholders at any time Beneficially Own in the aggregate less than 4% of the Resources Voting Securities then outstanding but, prior to September 11, 2003, subsequently acquire Beneficial Ownership of any Resources Voting Securities (except pursuant to the provisions in the Anschutz/Resources Shareholders Agreement comparable to clauses (A), (B) or (C) of the parenthetical exception to the first sentence in item (i) under the first paragraph of "Standstill and Related Provisions" under "Anschutz/UPC Shareholders Agreement" above or in an Inadvertent Acquisition) if immediately following such acquisition Anschutz Shareholders become Beneficial Owners in the aggregate of more than 4% of the Resources Voting Securities then outstanding, the provisions of Sections 5, 6 and 13 (and certain other specified sections) shall be effective and in full force again as if no such termination had occurred and (3) if at any time that the Anschutz Shareholders Beneficially Own in the aggregate more than 4% of the Resources Voting Securities then outstanding (i) the Resources Shareholder Designee shall not be elected as a director of Resources (other than as a result of a resignation or non-election in accordance with certain provisions of the Anschutz/Resources Shareholders Agreement), (ii) subject to applicable requirements of the FTC, the NYSE or any other security exchange on which the Resources Common Stock is listed, or if not so listed, under the rules or regulations of the National Association of Securities Dealers, the Resources Shareholder Designee who is then a director shall not be appointed as a member of the Executive, Finance and Corporate Development, and Compensation, Benefits and Nominating Committees, respectively, of the Board of Directors of Resources (or committees having similar functions) or (iv) Resources shall have breached its covenant in Section 7(b); PROVIDED that TAC, for itself and on behalf of all other Anschutz Shareholders, may be written notice to Resources irrevocably elect that, from and after the delivery thereof, the references in Sections 7 and 13 to "4%" be deleted and replaced by references to "3%".


          4.   ANSCHUTZ/RESOURCES REGISTRATION RIGHTS AGREEMENT.

     Pursuant to the Anschutz/Resources Registration Rights Agreement, TAC and the Foundation are granted, subject to the terms and conditions therein specified, three demand and unlimited "piggy-back" registration rights in respect of the shares of Common Stock to be received by them in the Spin-Off. The exercise of registration rights is subject to the


                               Page 29 of 39 Pages
approval of the managing underwriter of the offering being registered by Resources; if the managing underwriter believes that inclusion of the requesting stockholders' shares would have a material adverse effect on the offering, the managing underwriter may reduce the number of shares to be registered in accordance with the priorities set forth in the Anschutz/Resources Registration Rights Agreement. All expenses associated with the registration of Resources Common Stock pursuant to the exercise of demand or piggy-back registration rights will be borne by Resources, with the exception of underwriting discounts and commissions and any expenses of TAC and the Foundation in connection with such registration. The Anschutz/Resources Registration Rights Agreement also provides for, under certain circumstances, indemnification by Resources in favor of TAC and the Foundation and by TAC and the Foundation in favor of Resources with respect to certain information contained in a registration statement pursuant to such registration rights.


                         B. PURPOSE OF THE TRANSACTIONS.

          The ownership of TAC and the Foundation of 12,879,274 shares and 317,154 shares, respectively, of Common Stock, subject to the restrictions on the acquisition, voting and disposition of shares of Common Stock and the other restrictions summarized above, gives TAC and Foundation a significant equity position in the Company. This ownership position and the right of TAC to designate a director of the Company, subject to the restrictions summarized above, give TAC, AC, the Foundation and Anschutz significant influence over the management, policies and activities of the Company and its subsidiaries, including Resources.

          On July 18, 1996, TAC waived the obligation of the Company to cause the Anschutz Shareholder Designee to be elected as a director of the Company on or prior to the effective time of the Merger, provided that the Anschutz Shareholder Designee be so elected at or before the meeting of the Board of Directors next following such effective time. The next scheduled meeting of the Board of Directors is September 26, 1996. TAC expects to designate Anschutz as the Anschutz Shareholder Designee for election at or prior to such meeting.

          Subject to the restrictions on the acquisition, voting and disposition of shares of Common Stock, and the other restrictions summarized above, any of TAC, AC, the Foundation and Anschutz may acquire additional shares of Common Stock or other Company Voting Securities and any of them may dispose of any or all of the shares of Common Stock or other Company Voting Securities presently owned by them or subsequently acquired by them.


                               Page 29 of 39 Pages

          The amount, timing and conditions of any such possible acquisition or disposition of any shares of Common Stock or other Company Voting Securities by TAC, AC, the Foundation or Anschutz, respectively, will depend upon the continuing assessment by TAC, AC, the Foundation and Anschutz of all relevant factors, including without limitation the following: the business and prospects of the Company and its subsidiaries; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to TAC, AC, the Foundation and Anschutz; the business and prospects of TAC, AC and Anschutz; economic conditions generally and in the transportation and the oil and gas industries particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by TAC, AC, the Foundation and Anschutz respectively; the availability and nature of opportunities for TAC, AC, the Foundation and Anschutz, respectively, to purchase additional securities of the Company; and other plans and requirements of TAC, AC, the Foundation and Anschutz. Depending upon their assessment of these factors from time to time, TAC, AC, the Foundation and Anschutz may change their present intentions as stated above.

          None of TAC, AC, the Foundation and Anschutz have any present plans to seek to exercise control over the Company or to acquire the Company as an entirety. Should any of TAC, AC, the Foundation and Anschutz in the future seek to acquire control of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), in each case subject to the restrictions on the acquisition, voting and disposition of shares of Common Stock summarized above, the prior establishment of an equity position in the Company might assist them in reaching such result.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 12,879,274 shares of Common Stock. The Foundation is the direct beneficial owner, and Anschutz currently has the right to control the voting and disposition, of 317,154 shares of Common Stock. Based upon the 244,122,514 shares of Common Stock that TAC, AC, the Foundation and Anschutz believe to be issued and outstanding on September 10, 1996, after giving effect to the issuance of 38,090,326 shares of Common Stock in the Merger on September 11, 1996, the 13,196,428 shares of Common Stock beneficially owned by TAC, AC, the Foundation and Anschutz in the aggregate are equal to approximately 5.4% of the number


                               Page 30 of 39 Pages
of shares of Common Stock outstanding as of such date, after giving effect to such issuance.

          TAC, AC, the Foundation and Anschutz are subject to certain restrictions on the acquisition, voting and disposition of shares of Common Stock and other Company Voting Securities and certain other restrictions. Reference is made to Section A in Item 4 for a summary of such restrictions.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          Reference is made to Item 4 above and the Exhibits to this Schedule 13D for a description of the Anschutz/UPC Shareholders Agreement, the Anschutz/UPC Registration Rights Agreement, the Anschutz/Resources Shareholders Agreement and the Anschutz/Resources Registration Rights Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Amended and Restated Shareholders Agreement dated as of July 12, 1996 by and among Union Pacific Corporation, Union Pacific Railroad Company, The Anschutz Corporation and Philip F. Anschutz (referred to herein as the "Anschutz/UPC Shareholders Agreement") [Incorporated by reference to Exhibit D to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 2 Amended and Restated Registration Rights Agreement dated as of July 12, 1996 by and among Union Pacific Corporation, The Anschutz Corporation, Anschutz Foundation and Philip F. Anschutz (referred to herein as the "Anschutz/UPC Registration Rights Agreement") [Incorporated by reference to Exhibit H to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]


                               Page 31 of 39 Pages

     Exhibit 3 Amended and Restated Shareholders Agreement dated as of July 12, 1996 by and among Union Pacific Resources Group Inc., The Anschutz Corporation, Anschutz Foundation and Philip F. Anschutz (referred to herein as the "Anschutz/Resources Shareholders Agreement") [Incorporated by reference to Exhibit G to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 4 Amended and Restated Registration Rights Agreement dated as of July 12, 1996 by and among Union Pacific Resources Group Inc., The Anschutz Corporation and Anschutz Foundation (referred to herein as the "Anschutz/Resources Registration Rights Agreement") [Incorporated by reference to Exhibit I to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 5      Agreement Re Joint Filing


                               Page 32 of 39 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 16, 1996
- ----------------------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ Philip F. Anschutz
   -------------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 16, 1996
- ----------------------------------
Date



ANSCHUTZ COMPANY




By /s/ Philip F. Anschutz
   -------------------------------
   Philip F. Anschutz, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 16, 1996
- ----------------------------------
Date



ANSCHUTZ FOUNDATION




By /s/ Philip F. Anschutz
   -------------------------------
   Philip F. Anschutz, Chairman

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 16, 1996
- ----------------------------------
Date



PHILIP F. ANSCHUTZ

/s/ Philip F. Anschutz
- ----------------------------------

                                   EXHIBIT INDEX
                                   -------------

     Exhibit 1 Amended and Restated Shareholders Agreement dated as of July 12, 1996 by and among Union Pacific Corporation, Union Pacific Railroad Company, The Anschutz Corporation and Philip F. Anschutz [Incorporated by reference to Exhibit D to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 2 Amended and Restated Registration Rights Agreement dated as of July 12, 1996 by and among Union Pacific Corporation, The Anschutz Corporation, Anschutz Foundation and Philip F. Anschutz [Incorporated by reference to Exhibit H to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 3 Amended and Restated Shareholders Agreement dated as of July 12, 1996 by and among Union Pacific Resources Group Inc., The Anschutz Corporation, Anschutz Foundation and Philip F. Anschutz [Incorporated by reference to Exhibit G to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 4 Amended and Restated Registration Rights Agreement dated as of July 12, 1996 by and among Union Pacific Resources Group Inc., The Anschutz Corporation and Anschutz Foundation [Incorporated by reference to Exhibit I to the Joint Proxy Statement/Prospectus dated July 16, 1996 included in Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of Union Pacific Corporation (No. 33-


                                     Ex. - 1

                    64707), as filed with the Securities and Exchange Commission on July 16, 1996]

     Exhibit 5      Agreement Re Joint Filing


                                     Ex. - 2